SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

AMENDMENT NO. 5 TO
SCHEDULE 13E-3
(FINAL AMENDMENT)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER Section 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER Section 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

HEMET BANCORP

(Name of the Issuer)

HEMET BANCORP
HEMET FINANCIAL GROUP, INC.
John B. Brudin, Eric J. Gosch, E. Kenneth Hyatt, James B. Jaqua, Alan H. Lewis,
John J. McDonough, Joseph D. Pehl, Kevin R. Farrenkopf and Catherine A. Frei

(Name of the Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42352 P 10 0

(CUSIP Number)

Catherine A. Frei
Executive Vice President and Chief Financial Officer
Hemet Bancorp
3715 Sunnyside Drive
Riverside, California 92506
(909) 784-5771

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:
Richard J. Oelhafen, Jr.
Alston & Bird LLP
601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, D.C. 20004-2601
(202) 756-3300

This statement is filed in connection with (check the appropriate box):
a.	[X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation
14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3 (c)
(ss.240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [X]

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$45,031,680	$4,143

*The “transaction valuation” amount referred to above is the product of 833,920 shares of common stock (including 27,750 shares underlying stock options) and $54.00, the cash price per share to be paid in the merger.
**In accordance with Rule 0-11 under the Securities Exchange Act of 1934 the filing fee is determined by multiplying the transaction valuation by .000092

[X]  Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,143
Filing Party: Hemet Bancorp
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
Date Filed: May 31, 2002

ITEM 16. EXHIBITS.
SIGNATURES

INTRODUCTION

     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Statement”) initially filed on May 31, 2002, as amended by Amendment No. 1 thereto filed on June 27, 2002, Amendment No. 2 thereto filed on July 11, 2002, Amendment No. 3 thereto filed on July 31, 2002 and Amendment No. 4 thereto filed on August 29, 2002, is being filed jointly by Hemet Bancorp, a California corporation (“HBC”), Hemet Financial Group, Inc., a Nevada corporation (“HFG”), John B. Brudin, Eric J. Gosch, E. Kenneth Hyatt, James B. Jaqua, Alan H. Lewis, John J. McDonough, Joseph D. Pehl, Kevin R. Farrenkopf and Catherine A. Frei in connection with the merger of HFG with and into HBC, with HBC as the surviving entity, pursuant to a Plan and Agreement of Merger, dated as of May 22, 2002, by and between HBC and HFG (referred to herein as the merger agreement).

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”). The purpose for filing this Amendment No. 5 is to report the results of the transactions contemplated by the merger agreement that are the subject of this Statement. Except as otherwise set forth below, the information set forth in the definitive proxy statement on Schedule 14A filed by HBC on July 31, 2002 (the “Proxy Statement”) including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

     On September 4, 2002, the HBC shareholders approved the merger agreement and the transactions contemplated thereby, including the merger, at a special meeting of the HBC shareholders. Of the 806,170 shares of HBC common stock outstanding and entitled to vote as of July 25, 2002, the record date for the special meeting of the HBC shareholders, 697,901 shares voted in favor of the approval of the merger agreement, 3,291 shares voted against approval of the merger agreement and 6,026 shares abstained from voting. In addition, in accordance with Section 310(a)(1) of the California General Corporation Law, the holders of at least a majority of shares of HBC common stock represented and voting at the special meeting, which holders were not directors of HBC, voted in favor of the approval of the merger agreement. Of the 396,431 shares of HBC common stock represented and voting at the special meeting that were held by holders who were not directors of HBC, 387,114 shares voted in favor of the approval of the merger agreement and that number of shares constituted at least a majority of the required quorum for the special meeting of HBC shareholders.

     Pursuant to the merger agreement, HFG was merged with and into HBC on September 4, 2002. The merger was effective on September 4, 2002 at the time when an agreement of merger and officers’ certificates were filed with the Secretary of State of the State of California and articles of merger were filed with the Secretary of State of the State of Nevada. Each share of HBC common stock that was outstanding immediately prior to the effective time of the merger (other than shares in respect of which dissenters’ rights were perfected properly under California law) was converted into the right to receive $54.00 in cash, without interest. Cash payments owed to Continuing Shareholders were applied to retire the promissory notes that the Continuing Shareholders executed in favor of HFG as part of the HFG financing. Each share of HFG common stock outstanding immediately prior to the effective time of the merger was converted into the right to receive one share of HBC common stock. Each outstanding option to purchase shares of HBC common stock remained outstanding after the merger. As a result of the merger HBC became a privately owned company.

     On September 4, 2002, HBC filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act and to terminate the registration of HBC common stock under Section 12(g) of the Exchange Act. In addition, HBC instructed the OTC Bulletin Board to cease the listing of HBC common stock on the OTC Bulletin Board as of the close of business on September 4, 2002.

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ITEM 16.     EXHIBITS.

     (a) Definitive Proxy Statement, including all appendices thereto (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A of HBC, filed on July 31, 2002 (Commission No. 000-33361)).****

     (b)(1) Business Loan Agreement by and between HFG and Feather River State Bank dated as of May 24, 2002.***

     (b)(2) Promissory Note issued by HFG to Feather River State Bank.***

     (c)(1)  Fairness Opinion of Alex Sheshunoff & Co. Investment Banking, L.P. dated May 22, 2002 (incorporated herein by reference to Appendix B to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (c)(2) Analytical Information prepared by Alex Sheshunoff & Co. Investment Banking, L.P. for the HBC board of directors, dated May 22, 2002.***

     (d)(1) Plan and Agreement of Merger, dated as of May 22, 2002, by and between HBC and HFG (incorporated herein by reference to Appendix A to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (d)(2) Form of Shareholders Agreement, by and among the Continuing Shareholders and HFG.**

     (d)(3) Form of Promissory Note, by and between each Continuing Shareholder and HFG.**

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     (f)(1) See “DISSENTERS’ RIGHTS” (incorporated herein by reference to the Proxy Statement referenced as Exhibit (a) to the Statement).*

     (f)(2) Section 1300 et seq. of the CGCL (incorporated herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a) to this Schedule 13E-3).*

     (g)  None.

     (h)  Form of Tax Opinion of Alston & Bird LLP.****

     *       Previously filed with the Schedule 13E-3, dated May 31, 2002.

     **    Previously filed with Amendment No. 1 to Schedule 13E-3, dated June 27, 2002.

     ***  Previously filed with Amendment No. 2 to Schedule 13E-3, dated July 10, 2002 and filed July 11, 2002.

     **** Previously filed with Amendment No. 3 to Schedule 13E-3, dated July 31, 2002.

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SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HEMET BANCORP

/s/ James B. Jaqua	/s/ James B. Jaqua

By: James B. Jaqua Its: President and Chief Executive Officer	James B. Jaqua
HEMET FINANCIAL GROUP, INC	* Alan H. Lewis

/s/ James B. Jaqua	*

By: James B. Jaqua Its: President	John J. McDonough

*	*

John B. Brudin	Joseph D. Pehl

*	*

Eric J. Gosch	Kevin R. Farrenkopf

*	/s/ Catherine A. Frei

E. Kenneth Hyatt	Catherine A. Frei

*By: /s/ Catherine A. Frei Catherine A. Frei as attorney-in-fact pursuant to a power of attorney

Dated: September 5, 2002